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January 5, 2017

Via EDGAR and Overnight Delivery

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Kathleen Collins
Maryse Mills-Apenteng

Re:	Barracuda Networks, Inc.
Form 10-K for the Fiscal Year Ended February 29, 2016
Filed May 4, 2016
Form 10-Q for the Quarterly Period Ended August 31, 2016
Filed October 11, 2016
Form 8-K filed October 11, 2016
File No. 001-36162
Ladies and Gentlemen:
On behalf of our client, Barracuda Networks, Inc. (the "Company"), we submit this letter in response to the comments from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in its letter dated December 14, 2016 (the "Comment Letter"), relating to the above referenced Form 10-K for the fiscal year ended February 29, 2016 filed on May 4, 2016, Form 10-Q for the quarterly period ended August 31, 2016 filed on October 11, 2016 and Form 8-K filed on October 11, 2016 (File No. 001-36162).
In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

AUSTIN BEIJING BRUSSELS HONG KONG LOS ANGELES NEW YORK PALO ALTO SAN DIEGO
SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC WILMINGTON, DE

Securities and Exchange Commission
January 5, 2017

Form 10-K for the Fiscal Year Ended February 29, 2016
Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A Filed June 27, 2016)
Executive Compensation, page 24

1.
You state that in determining non-equity incentive plan compensation your compensation committee considers the achievement of specified performance targets and based on those metrics your compensation committee determined that the Bonus Plan pool funded at 34% of the target amount for fiscal 2016. It is unclear how the specific bonus amounts listed in the summary compensation table for each of your NEOs tie to your performance results. Please tell us in your response letter how you arrived at the specific bonus amounts for each NEO and confirm that in future filings, as applicable, you will provide narrative disclosure describing the material factors necessary to understanding how the specific bonus amounts were determined. Refer to Item 402(o)(5) of Regulation S-K.

The Company supplementally advises the Staff that the bonuses paid to each of Messrs. Faugno and Perone, who were the only NEOs who received bonuses under the Company’s Bonus Plan in fiscal 2016, were determined by applying the 34% level at which the bonus pool was funded to their respective bonus targets. As disclosed in the Company’s Definitive Proxy Statement on Schedule 14A filed on July 29, 2015, each of Messrs. Faugno and Perone were eligible for bonuses of up to 25% of their base salary. For fiscal 2016, each of Messrs. Faugno and Perone had a base salary of $440,000 and was eligible to earn an annual incentive bonus of up to 25% of that base salary, or $110,000. Applying the 34% level at which the bonus pool was funded to the bonus target of $110,000, the Company paid each of Messrs. Faugno and Perone a bonus of $37,400 for fiscal 2016. Accordingly, the Company respectfully advises the Staff that it believes that the description in the Company’s Definitive Proxy Statement on Schedule 14A filed on June 27, 2016 (the "2016 Proxy Statement") of the Company's Bonus Plan satisfies Item 402(o)(5) of Regulation S-K by providing a clear, concise and understandable description of the material terms of the Bonus Plan, including a general description of the formula or criteria to be applied in determining the amounts payable. However, the Company confirms that, in future filings, it will provide the bonus targets for the prior fiscal year in narrative disclosure to better enable the Staff and investors to calculate and more easily determine how non-equity incentive compensation, as reported in the summary compensation table, was determined.

Securities and Exchange Commission
January 5, 2017

2.
There appear to be inconsistencies in your compensation disclosures. For instance, the base salaries listed in the summary compensation table on page 24 for Messrs. Faugno and Perone are inconsistent with the current base salary amounts disclosed in your discussion of executive employment arrangements on page 25. Similarly, your reference to a Hart-Scott-Rodino filing fee in note 6 to the summary compensation table appears to be inconsistent with your discussion on page 33. Please clarify and provide consistent disclosures in future filings.

The Company respectfully advises the Staff that the base salaries listed in the summary compensation table on page 24 of the 2016 Proxy Statement represent the compensation paid for services rendered during fiscal 2016, while the base salaries listed in the discussion of executive employment arrangements on page 25 of the Proxy Statement reference the NEOs’ base salaries for fiscal 2017. To address the Staff’s specific example, Mr. Perone’s base salary was adjusted from $440,000 to $250,000 at the beginning fiscal 2017. Additionally, with respect to the Staff’s comment regarding the Hart-Scott-Rodino filing fees in note 6 to the summary compensation table and the related party transaction discussion on page 33, the Company respectfully submits that the payments to Mr. Perone noted in the footnote to the summary compensation table and the payment to Mr. Levow noted in the related party transaction disclosures represent payments of different amounts to each individual based on reimbursements of their respective Hart-Scott-Rodino filing fees.
Form 10-Q for the Quarterly Period Ended August 31, 2016
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key Metrics, page 21

3.
Your presentation of the non-GAAP measures, adjusted EBITDA and free cash flow, and comparison of their results to prior periods before a corresponding presentation and discussion of GAAP results, causes your non-GAAP measures to be more prominent than the most directly comparable GAAP measures. Please revise to present and compare your GAAP results to those of prior periods before your non-GAAP measures in future filings. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

The Company acknowledges the Staff’s comment, and advises the Staff that it has reviewed the guidance set forth in the updated Compliance Disclosure Interpretations (the "C&DIs") issued on May 17, 2016, including Question 102.10, and will revise its future filings to present and compare its GAAP results to those of prior periods before it discusses its non-GAAP measures.

Securities and Exchange Commission
January 5, 2017

4.
We note that you adjust adjusted EBITDA for changes in deferred revenue and changes in deferred costs. Your treatment of deferred revenue and deferred costs represent individually tailored accounting principles substituted for those in GAAP. Please remove these adjustments from your adjusted EBITDA calculations here as well as in your earnings releases on Forms 8-K. See Question 100.04 of the updated Non-GAAP C&DIs.

The Company acknowledges the Staff's comment, and confirms that in future filings it will revise its presentation of adjusted EBITDA to remove the adjustments for changes in deferred revenue and deferred costs.

5.
You also adjust adjusted EBITDA to exclude "acquisitions and other non-recurring charges". Item 10(e)(1)(ii)(B) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate items identified as non-recurring when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Given the nature of your adjustments for "acquisitions and other non-recurring charges" it appears they would be prohibited under this guidance. Please revise. See also Question 102.03 of the updated Non-GAAP C&DIs.

The Company acknowledges the Staff’s comment, and advises the Staff that it will revise its future disclosures to remove the references to "non-recurring" and instead refer to such costs collectively as "acquisition and other charges" and provide descriptions of the various adjustments made in the period. The Company advises the Staff that is has reviewed and carefully considered Question 102.03 of the C&DIs and Item 10(e)(1)(ii)(B) of Regulation S-K. Specifically, Question 102.03 of the Staff’s C&DIs provides that "[t]he fact that a registrant cannot describe a charge or gain as non-recurring, infrequent or unusual, however, does not mean that the registrant cannot adjust for that charge or gain. Registrants can make adjustments they believe are appropriate, subject to Regulation G and the other requirements of Item 10(e) of Regulation S-K."
In accordance with such guidance, the Company respectfully advises the Staff that it believes that it is appropriate for the Company to adjust its adjusted EBIDTA calculations for each of the items previously characterized as "acquisitions and other non-recurring charges." Specifically, the Company believes that each such item fits into one or both of the following categories: (1) items the Company does not believe are indicative of ongoing operating performance, and (2) non-recurring, unusual or infrequent items that the Company believes are not reasonably likely to recur within the next two years or for which there was not a similar charge or gain within the prior two years.
With respect to acquisition charges, the Company advises the Staff that these adjustments include, when applicable, acquisition-related expenses for legal, accounting, and other professional fees, integration costs, fair value remeasurements of contingent consideration obligations, and contingent consideration payments made under the terms of acquisition agreements. The Company advises the Staff that it excludes these expenses from its calculation of adjusted EBITDA because the Company believes that they are unpredictable, vary based on the size and complexity of each acquisition, and are unrelated to the Company’s ongoing operating performance or that of the acquired businesses. Additionally, with respect to "other

Securities and Exchange Commission
January 5, 2017

charges," these adjustments include expenses related to litigation, export compliance, intellectual property settlement and other matters. The Company believes that these adjustments are non-recurring, infrequent and/or unusual in nature, can vary significantly in amount and frequency and are unrelated to the Company’s ongoing operating performance.

6.
You adjust your free cash flow measure to exclude "acquisition and other non-recurring charges". Item 10(e)(1)(ii)(A) of Regulation S-K prohibits excluding charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from a non-GAAP liquidity measure. Please tell us how this adjustment complies with such guidance or remove it from this measure in future filings.

The Company acknowledges the Staff's comment, and confirms that in future filings it will revise its presentation of free cash flow to remove the adjustments for "acquisition and other non-recurring charges" or any other charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner.
Form 8-K filed October 11, 2016

7.
The remarks of your chief executive officer quoted on the first page of your release refer only to non-GAAP earnings per share information, which causes your non-GAAP measure to be more prominent than the most directly comparable GAAP measure. In future earnings releases, please balance these remarks by also discussing the comparable GAAP information. See Question 102.10 of the updated Non-GAAP C&DIs.

The Company acknowledges the Staff's comment, and confirms that it will prepare future earnings releases in a manner which does not cause its non-GAAP measures to be more prominent than the most directly comparable GAAP measures and appropriately balance GAAP and non-GAAP results.
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Securities and Exchange Commission
January 5, 2017

Please direct any questions or comments regarding this letter to me at (650) 565-3765 or aspinner@wsgr.com, or to my colleague, Jordan S. Coleman, at (650) 849-3386 or jcoleman@wsgr.com.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Allison B. Spinner

Allison B. Spinner

cc:	William D. Jenkins, Jr.
Diane C. Honda
Barracuda Networks, Inc.

Jeffrey D. Saper
Wilson Sonsini Goodrich & Rosati, P.C.